CONFIDENTIAL TREATMENT REQUESTED

BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

February 13, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
John Krug, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted January 18, 2013
CIK No. 0001401708

Ladies and Gentlemen:

On behalf of NanoString Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 31, 2013, relating to the Company’s Supplement No. 2 to Confidential Draft Registration Statement on Form S-1 (CIK No. 0001401708) submitted to the Commission on January 18, 2013 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission February 13, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Supplement No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 45

1.	We acknowledge your response and revised disclosure to prior comment 3. Please revise to disclose how your research and development operations were structured for periods prior to 2012 and provide the composition of the total R&D expense shown in the financial statements for those periods prior to 2012 in a format similar to how projects were managed and reported within the organization.

In response to the Staff’s comment, the Company intends to revise the above referenced disclosure on page 45 as follows:

Given the relatively small size of our research and development staff and the limited number of active projects at any given time, we have found that, to date, it has been effective for us to manage our research and development activities on a departmental basis. Accordingly, we do not require employees to report their time by project nor do we allocate our research and development costs to individual projects. The following table shows the composition of total research and development expense by functional area at December 31 for the periods indicated. Prior to 2012, ~~our~~ research and development ~~operations were structured differently and, accordingly, comparable information is not available for 2010 and 2011~~expense related to our core nCounter platform technology and diagnostic product development were combined.

	2010	2011	2012
Core nCounter platform technology	$—	$—	$2,133
Manufacturing process development	1,087	1,143	1,565
Life sciences products and applications	2,330	2,492	2,867
Diagnostic product development	—	—	5,186
Core nCounter platform technology and diagnostic product development	4,130	5,355	—

Total	$7,547	$8,990	$11,751

Critical Accounting Policies and Significant Estimates

Stock-based Compensation, page 57

2.

We acknowledge your response to prior comment four. Since the revenue projections are a key driver of your enterprise value please tell us the assumptions used to determine your revenue projections. Based on your revised disclosures on page 60 it appears that your projected revenues are around $60 million assuming an enterprise value of $114.7 million in the December 2012 valuation and a weighted-average revenue to enterprise value multiple of 1.9X. This appears to be significantly higher than your revenues of $16.5 million through September 30, 2012. Please provide us with a revenue multiple analysis

Securities and Exchange Commission February 13, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

valuation for December 2012 similar to that you provided us for 2011 in the bottom right side in the first page of Appendix A, including Nanostring Technologies’ revenue, the selected revenue to enterprise value multiple, the discount factor and the enterprise value. Please also tell us about the reasons for any differences between your revenues at December 2012 and the projected revenues for 2012 and thereafter assumed in your valuation.

Attached hereto as Exhibit A are assumptions made by the Company in connection with determining its revenue projections for purposes of the contemporaneous valuation as of December 31, 2012.

Attached hereto as Exhibit B is the revenue multiple analysis conducted by the independent valuation specialist for the December 2012 valuation. The Company supplementally informs the Staff that projected 2012 revenue that formed the basis of the September 2012 valuation was within $50,000 of actual 2012 revenue.

The Company derives, and expects to continue to derive, a substantial majority of its revenue from the sale of instruments and consumables. Historically, all of the instrument and consumable revenue has been generated by the Company’s life sciences segment. Beginning in 2013, the Company expects to generate revenue from its diagnostics segment. The assumptions with respect to the diagnostics business are reflected in Exhibit A. As disclosed in the Registration Statement, the Company expects the contribution of its diagnostics segment to be a significant driver of future results.

As disclosed on page 58, given that the Company is relatively unique insofar as it has both a life sciences business and a diagnostics business, for the purposes of the valuation it was necessary to include comparable companies that participate solely in either the life sciences or diagnostics businesses. Like the Company, all of the comparable companies (other than CombiMatrix Corporation and Exact Sciences Corporation) generate revenue from the sale of products. Specifically, CombiMatrix derives the majority of its revenue through the provision of DNA-based clinical diagnostic testing services, while Exact Sciences’ current revenue is attributable to license fees. By taking into account similar numbers of life sciences and diagnostics companies, along with the relatively few number of companies that combine such businesses within a single enterprise, the valuation specialist arrived at a blended multiple representative of our company’s then current and future businesses. The revenue to enterprise value multiple for comparable diagnostics companies is significantly higher than that for life sciences companies and the revenue to enterprise value multiple of both life sciences and diagnostic companies was adversely affected relative to prior valuations by their recent stock price performance. As disclosed on pages 59 and 60, based on the receipt of the CE mark for Prosigna, the success of the Company’s TransATAC and ABCSG8 clinical studies and the Company’s plan to develop additional diagnostic products, a third quartile revenue to enterprise value multiple was applied to the Company’s diagnostics business. A median multiple was applied to the Company’s life sciences business given the more mature stage of the business and the impact of the uncertainty regarding government spending on research and development. The Company expects the contribution of its diagnostics segment to increase over time; however, given the Company’s assumptions regarding commercial launch and roll-out of its Prosigna diagnostic product, the Company expects that the life sciences segment will be a more significant contributor to 2013 and 2014 revenue than its diagnostics segment. This in turn has an impact on the blended revenue to enterprise value multiple used in the December 2012 valuation.

Securities and Exchange Commission February 13, 2013 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

3.	We acknowledge your response to prior comment five. Adjustments to an initial valuation would appear to be necessary to account for differences related to, for instance, entity size, working capital, liquidity, marketability and stage of product development. Please tell us how these or other factors were considered in the analysis provided and, if so, to what extent. If these other factors were not considered in the initial valuation please tell us why they were not considered.

The Company supplementally advises the Staff that it considered the guidance within paragraph 60 of the AICPA practice aid in selecting the comparable companies and revenue multiples in connection with each of the valuations. The Company and the independent valuation specialist considered factors such as the operating results, operational area, size, business model, industry and the description of the comparable companies’ respective businesses set forth in public filings and the stage of the their respective product development/commercialization efforts. For a description of the methodology applied in this portion of the valuation analysis, the Company respectfully refers the Staff to its response to Comment No. 2 above. Given this consideration, no further adjustment to account for the factors identified above was considered necessary.

The Company also intends to revise the disclosure regarding the factors it considered when determining whether or not to make such adjustments as follows:

December 2011 Valuation – Page 58

We estimated our enterprise value using the guideline public company approach. The guideline public company approach entailed applying the median of the 2011 revenue to enterprise value ratios of public companies similar to us to our revenue projections. Management and the independent valuation specialist ~~selected public companies for the purposes of this approach based on~~ considered operational area, size, business model, industry, ~~and~~ the description of comparable companies’ respective businesses set forth in public filings and the stage of their respective product development/commercialization efforts. Life sciences tool companies selected included Complete Genomics, Inc., Enzo Biochem Inc., Harvard Bioscience Inc., Fluidigm Corporation and Affymetrix Inc. Diagnostics companies included CombiMatrix Corporation, Nanosphere, Inc., GenMark Diagnostics, Inc., ~~Ipogen SA~~ QIAGEN Marseille S.A. (formerly Ipsogen SA), Exact Sciences Corporation and Genomic Health Inc. Companies with both life sciences tools and diagnostics businesses included MEDTOX Scientific Inc., Sequenom Inc. and Luminex Corporation. ~~No adjustments were made to reflect differences between such~~ Importantly, like us, all but CombiMatrix and Exact Sciences of the comparable companies ~~and us for~~ generate revenue from the ~~purposes~~ sale of ~~the valuation~~ products. Given that our company is relatively unique insofar as it has both a life sciences business and a diagnostics business, for the purposes of the valuation it was necessary to include comparable companies that participate solely in either the life sciences or diagnostics business. By taking into account similar numbers of life sciences and diagnostic companies, along with the relatively few number of companies that combine such businesses within a single enterprise, the valuation specialist arrived at a blended multiple representative of our company’s then current and future businesses. ~~The 2011~~ Based on the performance and stage of our life sciences segment and the prospects of and risks associated with our diagnostics segment, the median revenue to enterprise value ~~multiple~~ of such comparable companies ~~was~~ equal to 3.5x was selected. Given the consideration of the factors described above, no further adjustments were considered necessary. This multiple was ~~then~~ applied to our 2011 revenue projection as of the December 2011 valuation date. The guideline public company approach suggested that our enterprise value was $59.4 million.

Securities and Exchange Commission February 13, 2013 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

September 2012 Valuation – Page 59

For purposes of the guideline public company approach, the same comparable companies from the December 2011 valuation were considered other than MEDTOX Scientific Inc., which was excluded from the September 2012 valuation because it was acquired by another company in June 2012. Based on the receipt of the CE mark for Prosigna and the success of our TransATAC clinical study, a third quartile revenue to enterprise value multiple was applied to our diagnostics business. A median multiple was applied to our life sciences business given the more mature stage of that business and the impact of the uncertainty regarding government spending on research and development. Given the consideration of the factors described above in the disclosure of the December 2011 valuation, no further adjustments were considered necessary. A weighted-average of the revenue to enterprise value multiples equal to 1.5x, 2.4x and 2.2x, respectively, was applied to our 2012, 2013 and 2014 projected revenue. Our projected revenue was based on our historical financial results, projected growth, the success of our TransATAC clinical study, the receipt of the CE mark for Prosigna and other recent developments. The guideline public company approach suggested that our enterprise value was $105.5 million.

December 2012 Valuation – Pages 59 and 60

For purposes of the guideline public company approach, the same comparable companies from the September 2012 valuation were considered. Based on the receipt of the CE mark for Prosigna, the success of our TransATAC and ABCSG8 clinical studies and our plan to develop additional diagnostic products, a third quartile revenue to enterprise value multiple was applied to our diagnostics business. A median multiple was applied to our life sciences business given the more mature stage of that business and the impact of the uncertainty regarding government spending on research and development. Given the consideration of the factors described above in the disclosure of the December 2011 valuation, no further adjustments were considered necessary. A weighted-average of the revenue to enterprise value multiples equal to 1.9x was applied to each of our 2013 and 2014 projected revenue. Our projected revenue was based on our historical financial results, projected growth, the success of our TransATAC and ABCSG8 clinical studies, the receipt of the CE mark for Prosigna and other recent developments. The guideline public company approach suggested that our enterprise value was $114.7 million.

Executive Compensation, page 109

2012 Summary Compensation Table, page 109

4.	Please revise the disclosure to include, in addition to the disclosure for fiscal year 2012, compensation paid during your fiscal year ended December 31, 2011 as was originally included in your draft registration statement. Please see Instruction 1 to Item 402(c) of Regulation S-K.

Instruction 1 to Item 402(c) provides that a registrant would be required to provide executive compensation disclosure for fiscal years prior to the last completed fiscal year if that information was previously required to be provided in response to a Commission filing requirement. The Company excluded 2011 executive

Securities and Exchange Commission February 13, 2013 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

compensation disclosure because confidential submissions of the Registration Statement are not “filings.” However, in response to the Staff’s comment, the Company will include 2011 executive compensation in the next version of the Registration Statement submitted to, or filed with, the Commission.

* * * * *

Securities and Exchange Commission February 13, 2013 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

Please direct your questions or comments regarding the Company’s responses or Supplement No. 3 to Bryan King at (206) 883-2535. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bryan King
Bryan King

Enclosures

cc (w/encl.):	R. Bradley Gray
James A. Johnson
NanoString Technologies, Inc.

Alan F. Denenberg
Davis Polk & Wardwell LLP

Stephen Sommerville
PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED

BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

Exhibit A

NanoString Technologies, Inc.

2013 - 2014 Revenue Projection

	2012 Actual			Projected		2013 Projected					2014 Projected
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Life Sciences Revenues

Instrument sales	1,490	2,574	2,171	2,713	8,948	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Consumables pull through	2,343	2,761	3,285	3,279	11,668	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Service revenues, including consumables	669	608	579	454	2,310	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	4,502	5,943	6,035	6,446	22,926	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

PAM50 Breast Cancer Diagnostic Revenues

Diagnostic kit sales - Europe						[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Diagnostic kit sales - Other ex-US						[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Diagnostic kit sales - US						[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	-	-	-	-	-	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total Revenues	4,502	5,943	6,035	6,446	22,926	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Assumptions:

[***]
[***]
[***]
[***]
[***]
[***]
[***]

CONFIDENTIAL TREATMENT REQUESTED

BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0003

Exhibit B

SVB Analytics

NanoString Technologies, Inc.

Market Approach - Guideline Publicly Traded Company Methodology - Revenue Multiple Analysis

Valuation as of 12/31/12

($ mm, except per share price)		Trading Performance
		Stock									Trading Statistics - Multiples (c)
	Ticker	Price On	Market			Enterprise	Revenue				Revenue
	Symbol (a)	12/31/12	Cap	Debt	Cash	Value (b)	LTM	CY 13E	CY 14E	CY 15E	LTM	CY 13E	CY 14E	CY 15E

Life Science Tools
Enzo Biochem Inc.	NYSE:ENZ	$2.70	$106	$1	$13	$94	$103	$110	$122	$135	0.9x	0.8x	0.8x	0.7x
Complete Genomics, Inc.	NasdaqGM:GNOM	$3.15	$109	$25	$35	$99	$22	$38	$41	NA	4.4x	2.6x	2.4x	NM
Harvard Bioscience Inc.	NasdaqGM:HBIO	$4.38	$126	$15	$20	$121	$112	$120	$124	$127	1.1x	1.0x	1.0x	1.0x
Fluidigm Corporation	NasdaqGS:FLDM	$14.31	$358	$2	$86	$273	$50	$66	$81	$98	5.5x	4.1x	3.4x	2.8x
Affymetrix Inc.	NasdaqGS:AFFX	$3.17	$224	$192	$32	$384	$276	$337	$341	$344	1.4x	1.1x	1.1x	1.1x

MDx Pure Plays
CombiMatrix Corporation	NasdaqCM:CBMX	$5.28	$6	$0	$2	$4	$5	NA	NA	NA	0.8x	NM	NM	NM
QIAGEN Marseille S.A. (formerly Ipsogen SA)	ENXTPA:ALIPS	$16.53	$90	$2	$8	$84	$14	NA	NA	NA	5.8x	NM	NM	NM
Nanosphere, Inc.	NasdaqGM:NSPH	$2.88	$161	$0	$42	$119	$4	$21	$44	$76	NM	5.7x	2.7x	1.6x
GenMark Diagnostics, Inc.	NasdaqGM:GNMK	$9.00	$294	$1	$54	$241	$13	$31	$48	$69	NM	7.9x	5.0x	3.5x
Exact Sciences Corporation	NasdaqCM:EXAS	$10.59	$675	$2	$119	$559	$4	$4	$35	$83	NM	NM	NM	6.7x
Genomic Health Inc.	NasdaqGS:GHDX	$27.24	$838	$0	$126	$711	$228	$263	$299	$330	3.1x	2.7x	2.4x	2.2x

Blended Tools/MDx
Sequenom Inc.	NasdaqGS:SQNM	$4.71	$541	$150	$193	$497	$72	$161	$211	$343	7.0x	3.1x	2.4x	1.4x
Luminex Corporation	NasdaqGS:LMNX	$16.80	$698	$3	$42	$659	$195	$229	$256	$289	3.4x	2.9x	2.6x	2.3x

										Median	3.3x	2.8x	2.4x	1.9x
										Mean	3.3x	3.2x	2.4x	2.3x
										High	7.0x	7.9x	5.0x	6.7x
										Low	0.8x	0.8x	0.8x	0.7x
								1st Quartile			1.2x	1.5x	1.4x	1.2x
								3rd Quartile			5.2x	3.9x	2.7x	2.7x
								Narrow Average			3.2x	2.9x	2.2x	2.0x
Excluded Public Company Comparables
Pacific Biosciences of California, Inc.	NasdaqGS:PACB	$1.70	$95	$3	$119	($21)	$33	$24	$30	NA	NM	NM	NM	NM

Notes:	Revenue Multiple Analysis

(a) Financial data provided by Capital IQ, a division of Standard & Poor’s.

(b) Enterprise value equals market capitalization plus debt, minority interest, preferred equity, less cash.

(c) Estimates data provided by Capital IQ.

(d) NanoString Technologies has received CE-IVD mark for its PAM50-based breast cancer assay and expects to file 510K approval by the end of 2012. The Company is also planning to pursue additional indicators in the field of chemotherapy and projects a growth higher than its peer group. Based on the Company’s recent developments and the success of the PAM50 validation studies, we assigned a third quartile multiple to the Dx business line. The LST tools business line is a more mature component of NanoString’s product offering suite, and we accordingly assigned a median multiple given the steady growth forecast. The weighted-average of these multiple selections was applied to the Company’s total revenue.

(e) No discounts to revenue forecasts are made.

				2013		2014
	NanoString Technologies, Inc. Revenue		[***]		[***]
	Selected Multiple (d)			1.9x		1.9x
	Enterprise Value		[***]		[***]
	Discount Factor (e)			1.00		1.00
	Adjusted Enterprise Value		[***]		[***]

	Concluded Enterprise Value	[***]